EXHIBIT 99.1

NEWS RELEASE

FOR IMMEDIATE DISTRIBUTION

NOMAD ROYALTY FILES CIRCULAR FOR SPECIAL MEETING OF SHAREHOLDERS TO APPROVE ACQUISITION BY SANDSTORM GOLD LTD.

•	Special Meeting to be held August 9, 2022 in virtual format
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The Board of Directors unanimously recommends that shareholders vote FOR the special resolution to approve the Arrangement in advance of the proxy deadline of 11:00 a.m. (Eastern time) on August 5, 2022

MONTREAL, QUÉBEC – July 13, 2022 – Nomad Royalty Company Ltd. (TSX and NYSE: NSR ) (“Nomad” or the ”Company”) is pleased to announce that the Company has filed its management information circular (the “Circular”) for the special meeting (the “Meeting”) of the Company’s shareholders (the ”Shareholders”) to be held in a virtual format at 11:00 a.m. (Eastern time) on Tuesday, August 9, 2022 to approve the previously announced acquisition of Nomad by Sandstorm Gold Ltd. (the ”Purchaser”) by way of a plan of arrangement under the Canada Business Corporations Act (the “Arrangement”).

Under the terms of the Arrangement, the Purchaser will acquire all of the outstanding common shares of the Company (the ”Nomad Shares”) for a consideration per Nomad Share of 1.21 common shares of the Purchaser (the “Consideration”), all as more particularly described in the Circular.

Subject to Shareholders’ approval, the final approval of the Arrangement by the Court (as defined below) and the satisfaction of the remaining closing conditions, including the receipt of certain regulatory approvals (with the condition with respect to the Competition Act (Canada) clearance having been fulfilled on June 3, 2022), the Arrangement is expected to close in the third quarter of 2022.

Recommendation of Nomad’s Board of Directors

Based upon a number of factors, including the unanimous recommendation by the special committee of the board of directors of Nomad (the “Board”), the Board has unanimously, after receiving advice from financial advisors and outside legal counsel in evaluating the Arrangement, determined that the Arrangement is fair to the Nomad Shareholders and in the best interests of the Company and recommended that the Nomad Shareholders vote FOR the special resolution to approve the Arrangement. The reasons for the Board’s recommendation and some of the key factors it considered in making its determination are described in detail in the Circular.

The Circular & the Meeting

On July 11, 2022, the Superior Court of Québec (the “Court”) granted an interim order in respect of the Arrangement (the “Interim Order”). The Interim Order authorizes Nomad to proceed with various matters relating to the Arrangement, including the holding of the Meeting for Shareholders to consider and vote on the Arrangement.

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The Company will be holding the Meeting in a virtual format via live webcast at https://web.lumiagm.com/464962717 and using the following password: nomad2022 (case sensitive). During the audio webcast, Shareholders will be able to hear the Meeting live, and registered Shareholders and duly appointed proxyholders will be able to submit questions and vote at the Meeting.

The Circular, form of proxy or voting instruction form (as applicable) and letter of transmittal (the ”Meeting Materials”) for the Meeting are expected to be mailed to registered Shareholders by Tuesday, July 19, 2022. Your vote is important. The Meeting Materials provide a description of the Arrangement and include certain information to assist Shareholders in considering how to vote on the Arrangement. You are urged to carefully review all Meeting Materials and, if you require assistance, to consult your tax, financial, legal or other professional advisors.

The Meeting Materials are also available on Nomad’s website at [www.nomadroyalty.com/en/investors/financial-reporting/] as well as under Nomad’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Only Shareholders of record as of the close of business (Eastern time) on July 5, 2022 and duly appointed and registered proxyholders are entitled to submit questions and vote at the Meeting. The deadline for completed proxies to be received by the Company’s transfer agent is Friday, August 5, 2022 at 11:00 a.m. (Eastern time).

Shareholder Questions and Assistance

If you have any questions about the procedures to be followed to vote at the Meeting or about obtaining and depositing the required form of proxy or voting instruction form, you should contact Computershare Investor Services Inc. at 1-800-564-6253 (toll-free in North America) or at 514-982-7555 (for collect calls outside of North America).

Annual SEC Filings

The Company also announces that it filed, on March 31, 2022, its annual report on Form 40-F (the “Form 40-F”) for the year ended December 31, 2021, with the U.S. Securities and Exchange Commission.  The Form 40-F can be accessed by visiting Nomad’s profile on EDGAR at www.sec.gov. In addition, Nomad Shareholders may contact Nomad by mail at 1275 Av. des Canadiens-de-Montréal, Suite 500, Montreal, Québec, Canada H3B 0G4, by calling (438) 538-7555 or by email request to corporatesecretary@nomadroyalty.com to request copies of the Form 40-F free of charge, which includes the audited consolidated financial statements of Nomad as at and for the fiscal years ended December 31, 2021 and 2020. These financial statements are also available under Nomad’s profile on SEDAR at www.sedar.com or Nomad’s website at www.nomadroyalty.com/en/investors/financial-reporting/.

About Nomad Royalty Company Ltd.

Nomad Royalty Company Ltd. is a gold & silver royalty company that purchases rights to a percentage of the gold or silver produced from a mine, for the life of the mine. Nomad owns a portfolio of 21 royalty, stream and other assets, of which 8 are on currently producing mines. Nomad plans to grow and diversify its low-cost production profile through the acquisition of additional producing and near-term producing gold & silver streams and royalties. For more information please visit: www.nomadroyalty.com.

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About Sandstorm Gold Ltd.

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. After the closing of the Nomad transaction as announced on May 2, 2022, Sandstorm will have acquired a portfolio of more than 250 streams and royalties, of which 39 of the underlying mines are producing. Sandstorm plans to grow and diversify its low-cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CONTACT INFORMATION

For more information about Nomad, please visit our website at www.nomadroyalty.com or email us:

Vincent Metcalfe, CEO	Joseph de la Plante, CIO
vmetcalfe@nomadroyalty.com	jdelaplante@nomadroyalty.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbour provisions (collectively, “forward-looking statements”). The forward-looking statements contained in this press release are expressly qualified by this cautionary statement and readers are cautioned not to put undue reliance on them.

All statements other than statements of historical fact included in this release, are forward-looking statements that involve various risks and uncertainties and are based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might”, “have potential” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements, including but not limited to statements with respect to the anticipated completion and timing of completion of the Arrangement; the ability to obtain required Court, Shareholder and regulatory approvals for the Arrangement, and the timing of obtaining such approvals. Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements.

Please consult the section titled “Risk Relating to the Arrangement and the Combined Company” in the Circular as well as section titled “Risk Factors” in Nomad’s annual information form dated March 30, 2022 for the fiscal year ended December 31, 2021, and section titled “Risks and Uncertainties” in Nomad’s management’s discussion and analysis of Nomad for the fiscal year ended December 31, 2021 and Nomad’s interim management discussion and analysis of Nomad for the three months ended March 31, 2022, each of which can be found under Nomad’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained in this press release are made as of the date of this press release. Nomad disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws. If Nomad updates any one or more forward-looking statements, no inference should be drawn that Nomad will make additional updates with respect to those forward-looking statements.

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